Exhibit 12

Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)

	Year Ended May 31,
	2007	2006	2005	2004	2003

Income (loss) from continuing operations before income tax (expense) benefit, minority interest in (income) loss of subsidiaries and income from equity investments	$15,719	$47,015	$22,899	$1,814	$12,602
Plus adjustment so as to only include distributed income of less than 50% owned equity investments	386	1,406	737	14	67
Add: Fixed Charges	214,601	175,190	163,091	209,977	$153,101
Less: Capitalized interest	—	—	—	—	(216)
Less: Preferred stock dividends	—	—	—	—	—

Earnings, as defined	$230,706	$223,611	$186,727	$211,805	$165,554

Fixed charges:
Interest expense, including amortization of debt issuance costs	201,646	163,680	145,065	162,968	145,655
Loss on extinguishment of debt	990	750	9,052	39,176	—
Interest portion of rent expense	11,965	10,760	8,974	7,833	7,230
Capitalized interest	—	—	—	—	216
Preferred stock dividends	—	—	—	—	—

Fixed charges, as defined	$214,601	$175,190	$163,091	$209,977	$153,101

Ratio of earnings to fixed charges	1.08	1.28	1.14	1.01	1.08

Amount by which earnings exceed (are less than) fixed charges	$16,105	$48,421	$23,636	$1,828	$12,453